Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 7, 2017
Relating to Preliminary Prospectus Supplement dated February 7, 2017
Registration Statement No. 333-204766

NEWS RELEASE

PARSLEY ENERGY ANNOUNCES CONSOLIDATING MIDLAND BASIN ACQUISITION, REVISES 2017 CAPITAL PROGRAM AND OPERATING GUIDANCE, AND PROVIDES UPDATES ON 4Q16 OPERATIONS, YEAR-END 2016 RESERVES, AND RECENT HEDGING ACTIVITY

AUSTIN, Texas, February 7, 2017 – Parsley Energy, Inc. (NYSE: PE) (“Parsley,” “Parsley Energy,” or the “Company”) today announced that it has entered into an agreement to acquire certain undeveloped acreage and producing oil and gas properties in the core of the Midland Basin from Double Eagle Energy Permian LLC (“Double Eagle”) for an aggregate purchase price of approximately $2.8 billion, subject to purchase price adjustments and customary closing conditions. Upon completion, the pending acquisition will add approximately 71,000 net acres to the Company’s Midland Basin acreage portfolio, bringing total Permian Basin net acreage to approximately 227,000 acres. Parsley intends to increase drilling and completion activity on the Company’s expanded asset base and, as a result, is updating 2017 capital plans and operating guidance to reflect increased capital investment and associated production growth. Herein Parsley also provides updates on preliminary 4Q16 and full-year 2016 operational results, year-end 2016 reserves, and recent hedging activity.

Acquisition Highlights

•	Approximately 71,000 net leasehold acres

•	Estimated net production of approximately 3,600 Boe per day as of January 1, 2017

•	23 drilled uncompleted wells, variously targeting the Lower Spraberry, Middle Spraberry, Wolfcamp A, and Wolfcamp B formations, with an average lateral length of approximately 8,400 feet, valued at approximately $75-100 MM in aggregate

•	Approximately 3,300 net horizontal drilling locations, including approximately 1,800 net locations in high priority target intervals (Lower Spraberry, Wolfcamp A, Wolfcamp B)

•	Average lateral length of approximately 6,600 feet on acquired horizontal drilling locations; more than 40% of acquired horizontal drilling locations have lateral lengths of 7,500 feet or more

•	Operating control on 80% of net horizontal drilling locations

•	Incremental value potential through ongoing acreage trades, bolt-on acquisitions, and working interest buyouts; Double Eagle to assist with asset operation and handoff, as well as acreage trades and purchases after closing

•	Consideration consists of approximately $1.4 billion of cash and approximately 39.4 million units of Parsley Energy, LLC (together with a corresponding number of shares of Parsley Energy class B common stock) valued at approximately $1.4 billion; Parsley intends to finance the cash portion of the consideration through equity and debt offerings announced concurrently with the acquisition

•	Scheduled to close on or before April 20, 2017, subject to the satisfaction of customary closing conditions

Pro Forma Company Highlights

•	Approximately 227,000 net leasehold acres in the Permian Basin

•	Approximately 179,000 net leasehold acres in the Midland Basin, representing the second-largest Midland Basin net acreage position among publicly traded E&P companies

•	Approximately 7,900 net horizontal drilling locations, including approximately 4,300 net locations in well delineated, high value target intervals (Wolfcamp A, Wolfcamp B, and Lower Spraberry in the Midland Basin; Upper Wolfcamp in the Southern Delaware Basin)

•	Sufficient acreage footprint to support more than 20 rigs focused on horizontal development

“We are pleased to solidify Parsley’s position as a leading Permian operator through our largest acquisition to date,” stated Bryan Sheffield, Chairman and Chief Executive Officer of Parsley Energy. “This transaction maintains our focus on core of the core acreage with the most favorable reservoir characteristics and positions us for years of production growth at the low end of the cost curve. The infusion of high quality drilling locations substantially increases our peak production potential and extends our inventory of drilling locations while enhancing the quality of that inventory. We believe this transaction sets us apart from peer companies on the basis of the size and quality of our acreage position in what we consider the most desirable basin in the country.”

John Sellers and Cody Campbell, Co-CEOs of Double Eagle, commented, “With many possible paths for the next phase in the evolution and development of Double Eagle’s assets, we were excited to negotiate a transaction with Parsley given the Company’s history of efficient growth and of enhancing the value of its asset base through the same types of creative transactions it took to build Double Eagle’s portfolio.” Greg Beard, Head of Natural Resources and Senior Partner at Apollo Global Management, added, “On behalf of Apollo and Double Eagle’s other financial sponsors, Post Oak Energy Capital and Magnetar Capital, we look forward to working with Parsley Energy as the Company develops the prized assets the Double Eagle team has expertly assembled in the true core of the Midland Basin. We believe Parsley’s record of strong operational performance and the Company’s complementary asset base make Parsley the ideal company to deliver the tremendous value associated with these assets.”

Fourth Quarter and Full Year 2016 Operations Update1

The Company expects to report 4Q16 net production of 44.8-45.2 MBoe per day, up approximately 5% at the midpoint versus 3Q16 net production, placing full-year 2016 average production within the annual guidance range.

The Company expects to report 4Q16 capital expenditures of $155-$160 MM, translating to full-year 2016 capital expenditures that fall within the annual guidance range. Parsley expects to report unit costs near the low end of annual guidance ranges.

The Company plans to release detailed fourth quarter and full-year 2016 results on February 23, 2017 and to discuss these results on a conference call scheduled for February 24, 2017, details of which can be found below. The following table shows revised expectations for full-year 2016 results based on preliminary 4Q16 results:

	2016E	2016E
	(Prior)	(Updated)
Production
Annual production (MBoe/d)	37-39	38.1-38.3

Capital Program
Total development expenditures ($MM)	$460-$510	$493-$499

Activity
Gross operated horizontal completions	80-90	79
Average lateral length	~7,000’	~7,400’
Average working interest	85%-95%	96%

Unit Costs
Lease operating expenses ($/Boe)	$4.25-$4.75	$4.10-$4.30
Cash general and administrative expenses ($/Boe)	$5.00-$5.50	$5.00-$5.25

Updated 2017 Capital Program and Operational Guidance2

Prompted by the pending acreage acquisition and relative to the activity contemplated by its previously disclosed capital program, Parsley intends to add four rigs by the end of 2017, translating to approximately 40 incremental horizontal well spuds in 2017, approximately 10 of which are expected to be put on production this year. All of the incremental wells would be located in the Midland Basin. While the majority of the production impact associated with incremental drilling and completion activity would occur in 2018, Parsley is raising 2017 net daily production guidance by 5 MBoe per day to a range of 62-68 MBoe per day, and is likewise increasing expected 4Q17 production from 70-80 MBoe per day to 75-85 MBoe per day.

[1]	The preliminary 4Q16 estimates set forth herein are derived from internal records and are based on the most current information available to the Company’s management. The Company’s normal reporting processes with respect to such preliminary operational data have not been fully completed and, during the course of its review process on these preliminary estimates, the Company could identify items that would require it to make adjustments and which could affect its final results. Any such adjustments could be material.
[2]	All figures represent Company expectations and all except reference to 4Q17 net production refer to full-year 2017 totals or averages.

Historical and Projected Horizontal Rig Activity3

	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Rig Count – Prior	6	6	6	7	10	10	10	10
Rig Count – Updated	6	6	6	7	10	11	12	14

Changes to annual guidance ranges are shown in the following table:

	2017E	2017E*
	(Prior)	(Updated)
Production
Annual production (MBoe/d)	57-63	62-68
% Oil	68%-73%	68%-73%

Capital Program
Drilling and completion ($MM)	$630-$750	$840-$960
Infrastructure and other ($MM)	$120-$150	$160-$190
Total development expenditures ($MM)	$750-$900	$1,000-$1,150

Activity
Gross operated horizontal completions	120-140	130-150
Midland Basin	85-95	95-105
Delaware Basin	35-45	35-45
Average lateral length	~8,000’	~8,000’
Gross operated vertical completions	0	5-10
Average working interest	85%-95%	85%-95%

Unit Costs
Lease operating expenses ($/Boe)	$4.00-$4.75	$4.00-$4.75
Cash general and administrative expenses ($/Boe)	$4.50-$5.25	$4.50-$5.25
Production and ad valorem taxes (as a % of revenue)	6.5%-7.5%	6.5%-7.5%

*	These estimates are based on our current planned capital expenditures, drilling activity, and well results, as well as our current expected unit costs for 2017. Achieving these production estimates and maintaining the required drilling activity to achieve these estimates will depend on the availability of capital, regulatory approval, commodity prices, drilling and completion costs, actual drilling results, and other factors. To the extent any of these factors changes adversely, we may not be able to achieve these production and drilling results.

The increase in expected capital expenditures versus previous guidance is associated with the additional horizontal wells noted above, deployment of a vertical rig to hold Double Eagle acreage to be acquired, non-operated activity and associated capital expenditures on acreage to be acquired, service and equipment cost inflation on incremental activity relative to costs on previously anticipated activity, and expenses associated with the integration of new assets.

[3]	While certain of Parsley’s previous disclosures have referenced only those rigs tasked to drill both the vertical and lateral portions of a horizontal well, the table above and associated discussion contemplate all rigs utilized for horizontal drilling activity, some of which may be dedicated to and purposed for certain segments of the wellbore. “Spudder” rigs are excluded from the counts above.

Hedging Update

In view of the anticipated production growth associated with additional drilling and completion activity on an expanded asset base, Parsley has added meaningfully to and extended the duration of its oil hedge portfolio, thereby reducing the variability of its anticipated cash flows and enhancing the Company’s ability to execute its development and value creation objectives.

Open Oil Derivatives Positions

	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
Put Spreads (MBbls/d)	13.8	13.6	35.7	45.5	23.3	23.1	13.0	13.0
Put Price ($/Bbl)	$49.93	$49.93	$52.66	$52.80	$53.21	$52.14	$50.00	$50.00
Short Put Price ($/Bbl)	$36.14	$36.14	$41.80	$41.95	$41.43	$42.14	$40.00	$40.00
Three Way Collars (MBbls/d)						6.6	17.9	17.9	8.3	8.2	8.2	8.2
Call Price ($/Bbl)						$77.10	$76.57	$76.57	$80.40	$80.40	$80.40	$80.40
Put Price ($/Bbl)						$50.00	$50.00	$50.00	$50.00	$50.00	$50.00	$50.00
Short Put Price ($/Bbl)						$40.00	$40.00	$40.00	$40.00	$40.00	$40.00	$40.00
Premium Realization ($ MM)	($4.9)	($4.9)	($14.2)	($17.8)	($9.5)	($8.0)	($6.3)	($6.3)	($1.5)	($1.5)	($1.5)	($1.5)

Mid-Cush Basis Swaps (MBbls/d)	11.3	11.3	12.2	12.2	1.0	1.0	1.0	1.0
Swap Price ($/Bbl)	($1.00)	($1.00)	($1.05)	($1.05)	($0.95)	($0.95)	($0.95)	($0.95)

In addition to the hedge portfolio shown in the table above, Parsley expects to assume the following hedge positions upon completion of the pending acquisition of Midland Basin assets:

	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18
Collars (MBbls/d)		1.5	4.0	4.0	3.0	3.0	3.0	3.0
Long Put Price ($/Bbl)		$47.00	$46.75	$46.75	$45.67	$45.67	$45.67	$45.67
Short Call Price ($/Bbl)		$56.15	$59.73	$59.98	$61.31	$61.31	$61.31	$61.31

WTI Swaps (MBbls/d)		1.0	0.5	0.5	0.5	0.5	0.5	0.5
Strike Price ($/Bbl)		$53.42	$55.00	$55.00	$55.00	$55.00	$55.00	$55.00
Mid-Cush Basis Swaps (MBbls/d)			4.5	4.5	3.5	3.5	3.5	3.5
Swap Price ($/Bbl)			($0.86)	($0.86)	($0.90)	($0.90)	($0.90)	($0.90)

Year-end 2016 Reserves

Parsley posted strong reserve growth in 2016. The Company’s proved reserves as of December 31, 2016 were 222.3 MMBoe and consist of 136.5 million barrels of oil, 223.6 billion cubic feet of natural gas, and 48.5 million barrels of natural gas liquids.

Proved Reserve Highlights

•	Proved reserves increased 80% to 222.3 MMBoe, while proved developed reserves increased 106% to 106.1 MMBoe from year-end 2015 reserves

•	Total reserves increased by 98.5 MMBoe as compared to 2016 production volumes of 14.0 MMBoe

•	Proved developed reserves at year-end 2016 represent 48% of total proved reserves

•	The Company voluntarily removed all of the remaining 18.4 MMBoe of economic reserves associated with potential vertical well activity over the next five years

•	Pricing revisions account for 2.8 MMBoe of 3.8 MMBoe total revisions to proved reserve estimates

Changes in reserves for the year ended December 31, 2016 are summarized in the table below:

(MMBoe)
Balance, December 31, 2015	123.8
Additions	98.7
Acquisitions	24.2
Divestitures	(6.6)
Revisions	(3.8)
Production	(14.0)

Balance, December 31, 2016	222.3

Parsley’s internally-prepared estimated proved reserves were audited by Netherland, Sewell & Associates, the Company’s independent reserve engineer, as of December 31, 2016. These estimates have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas. Prices used are based on 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2016. Adjusting for quality, transportation fees, and market differentials, the pricing is as follows: $39.36 per barrel of oil, $15.03 per barrel of NGL, and $2.23 per Mcf of gas. The estimate of the Company’s net reserves as of December 31, 2016 are summarized in the table below:

	Net Reserves
	Oil (MMBbls)	Gas (Bcf)	NGL (MMBbls)	Total (MMBoe)
PDP	59.3	121.8	23.7	103.3
PNP	1.9	2.2	0.6	2.8
PUD	75.4	99.7	24.2	116.2

Total Proved	136.6	223.7	48.5	222.3

Conference Call Information

Parsley Energy will host a conference call and webcast to discuss its results for the fourth quarter of 2016 on Friday, February 24, 2017 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). Participants should call 877-407-0672 (United States/Canada) or 412-902-0003 (International) 10 minutes before the scheduled time and request the Parsley Energy conference call. A telephone replay will be available shortly after the call through March 3, 2017 by dialing 877-660-6853 (United States/Canada) or 201-612-7415 (International). Conference ID: 13655145. A live broadcast will also be available on the internet at www.parsleyenergy.com under the “Investor Relations” section of the website.

Registration Statement

The Company has filed a registration statement (including a prospectus) with the SEC for the equity offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the equity offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the equity offering will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010 or Morgan Stanley & Co. LLC , Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

About Parsley Energy, Inc.

Parsley Energy, Inc. is an independent oil and natural gas company focused on the acquisition and development of unconventional oil and natural gas reserves in the Permian Basin in West Texas.

Forward Looking Statements

Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent Parsley Energy’s expectations or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. These forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside of Parsley Energy’s control, which could cause actual results to differ materially from the results discussed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Parsley Energy does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Parsley Energy to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, including our Annual Report on Form 10-K. The risk factors and other factors noted in our SEC filings could cause our actual results to differ materially from those contained in any forward-looking statement.

Contact Information

Brad Smith, Ph.D., CFA

Senior Vice President, Corporate Strategy and Investor Relations

ir@parsleyenergy.com

(512) 505-5199